VANCOUVER OFFICE Suite 555 – 999 Canada Place Vancouver, BC V6C 3E1 CANADA
T E L: FA X: WEB:	(604) 687- 1717 (604) 687- 1715 www.augustaresource.com

March 28, 2014

TO: ALL APPLICABLE EXCHANGES AND COMMISSIONS

Dear Sirs:

Re:                   AUGUSTA RESOURCE CORPORATION (the “Company”)

We advise the following with respect to the upcoming Meeting of Shareholders for the referenced Company:

1.	Meeting Type	Annual and Special
2.	Class of Securities Entitled to Receive Notice	Common
3	Class of Securities Entitled to Vote	Common
4.	CUSIP Number	050912203
5.	Record Date for Notice	April 7, 2014
6.	Record Date for Voting	April 7, 2014
7.	Beneficial Ownership determination date	April 7, 2014
8.	Meeting Date	May 9, 2014
9.	Meeting Location	Vancouver
10.	Issuer is sending proxy related materials directly to NOBO	No
11.	Issuer paying for delivery to OBO	Yes
12.	Issuer is sending proxy-related materials to registered holders using notice-and-access	No
13.	Issuer is sending proxy-related materials to beneficial owners using notice-and-access	No
14.	Stratification	No
	- Stratification type	N/A

Yours truly,
AUGUSTA RESOURCE CORPORATION

“Purni Parikh”

Purni Parikh
Vice President, Corporate Secretary

RIGHT PEOPLE. RIGHT PLACE. RIGHT PLAN.	STOCK SYMBOL: TSX - AZC